LEVON RESOURCES LTD.

Suite 400 – 455 Granville Street

Vancouver, BC V6C 1T1

Ph: (604) 682-3701

Fax: (604) 682-3600

www.levon.com

ir@levon.com

March 30, 2007	TSX-V Trading symbol: LVN
U.S. OTC symbol: LVNVF
Berlin & Frankfurt LO9

CLOSING OF PRIVATE PLACEMENT

Levon Resources Ltd. (the “Company”) announces that it has closed the private placement of 487,572 units at a price of $0.35 per unit, as announced on March 22, 2007. Each unit consists of one common share and a share purchase warrant entitling the investor to purchase an additional common share at an exercise price of $0.40 per share until March 30, 2008.

The hold period for all securities issued under this private placement expires on July 30, 2007.

On Behalf of the Board:

“Ron Tremblay”

____________________

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.